EXHIBIT 99.1

RADVISION Announces Video Conferencing System
Integration with AMX, Crestron and Extron Control Platforms

RADVISION Brings New Opportunities to AV Integrators through SCOPIA XT1000 Series Integration

November 30, 2011

FAIR LAWN, N.J. & TEL AVIV, Israel--(BUSINESS WIRE)-- RADVISION® Ltd. (Nasdaq: RVSN - News), a leading technology and end-to-end solution provider for unified visual communications, today announced management of the RADVISION SCOPIA XT1000 Series room-based video conferencing systems through the market leading control devices from AMX, Crestron and Extron. This new capability provides an opportunity for RADVISION’s network of channel partners and systems integrators to deliver customized solutions incorporating the SCOPIA XT1000 Series and control of other automated systems within their state-of-the-art conference rooms.

RADVISION’s flexible approach in supporting all three of the leading control vendors - AMX, Crestron and Extron - enables partners to meet the unique requirements of each customer deployment. AV integrators can now offer a single point of control for the SCOPIA XT 1000 Series video conferencing systems as well as room elements such as, lighting, window fixtures, displays, projectors and screens, speakers, microphones, presentation computers and other peripherals. Customers can define the user experience that fits their conference room and be offered a distinct customized control experience for the video conferencing system and its environs. RADVISION also provides partners with working sample modules minimizing the effort required to integrate the SCOPIA XT1000 Series video conferencing systems with the control applications.

“RADVISION offers a unique iPad Control application that’s been well received and widely adopted in the marketplace,” said Teddy Flatau, vice president of products for RADVISION. “By adding integration with AMX, Crestron and Extron, we are expanding our capabilities and offering tremendous flexibility to our partners who specialize in complex AV setups.”

Modules and software drivers for integration with these controller platforms are available now on RADVISION’s support portal. Interested parties should contact their RADVISION representative for additional details.

About RADVISION

Founded in 1992, RADVISION (Nasdaq: RVSN - News) is a leading provider of videoconferencing and telepresence technologies over IP and wireless networks. RADVISION teams with its channel and service provider partners to offer end-to-end visual communications that help businesses collaborate more efficiently. RADVISION propels the unified communications evolution forward with unique technologies that harness the power of video, voice, and data over any network. Visit www.radvision.com, our blog, and follow us on Facebook, LinkedIn, Twitter, and YouTube.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

RADVISION and SCOPIA are registered trademarks of RADVISION, Ltd. All product and company names herein may be trademarks of their registered owners. All rights reserved © 2011 RADVISION, Ltd.

Contact:
RADVISION® Ltd.
Adi Sfadia, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Robin Raulf-Sager, +1-201-689-6303
Director, Communications
robinr@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net